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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5 Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-35359**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 **AND ENDING** December 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
U.S. Bancorp Investments, Inc.

Official Use Only

Firm ID No. 17868

Address of Principal Place of Business:
60 Livingston Road
(No. and Street)

Saint Paul	Minnesota	55107
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Trudi M. Buckley (314) 418-1585
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name—if individual, state last, first, middle name)

220 South Sixth Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
✔ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

3/24/09

OATH OR AFFIRMATION

I, **Trudi M. Buckley,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

____
Signature

Interim CFO/Controller
Title

Subscribed and sworn to before me this 25th
Day of February, 2009.

____
Notary Public

THEA M. JESTES
St. Louis City County
NOTARY PUBLIC
Comm # 05515956
NOTARY SEAL
EXPIRES 04-03-2009
STATE OF MISSOURI

My commission expires:____________

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SEC
Mail Processing
Section
MAR 02 2009
Washington, DC
104

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2008

Contents

0812-1015098

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2009

0812-1015098

A member firm of Ernst & Young Global Limited

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash held at affiliate bank	$ 58,948,149
Cash and investments segregated in compliance with federal regulations	60,590,224
Investments	1,617,628
Receivables:	
Customers	15,759,153
Brokers, dealers, and clearing organizations	14,387,829
Affiliates	55,596
Fixed assets, at cost, net of accumulated depreciation and amortization of $8,564,335	436,290
Goodwill	31,306,666
Other assets	1,671,141
Total assets	$ 184,772,676
Liabilities and stockholder's equity	
Payables:	
Customers	$ 33,944,537
Brokers, dealers, and clearing organizations	964,246
Affiliates	1,079,937
Accrued compensation	12,728,782
Deferred tax liability, net	2,868,055
Taxes payable to Parent	1,065,452
Other liabilities and accrued expenses	3,268,980
Total liabilities	55,919,989
Stockholder's equity:	
Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	134,627,587
Accumulated deficit	(5,775,900)
Total stockholder's equity	128,852,687
Total liabilities and stockholder's equity	$ 184,772,676

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a broker-dealer of securities registered with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company trades and effects transactions in listed and unlisted equity securities, U.S. government securities, and corporate and municipal securities. The Company also sells fixed and variable annuities and mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank branch-based registered representatives.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 13, "Transactions With Affiliates."

2. Summary of Significant Accounting Policies

Cash Held at Affiliate Bank

Cash includes cash held at U.S. Bank National Association (USBNA), an affiliate of the Company's, as of December 31, 2008.

Cash and Investments Segregated in Compliance With Federal Regulations

Cash and investments segregated in compliance with federal regulations consist of qualified cash deposits and governmental agency securities held in special reserve accounts for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations.

Included in cash and investments segregated in compliance with federal regulations at December 31, 2008, is $18,163,574 in qualified cash deposits, of which $5,616,328 is applicable to the December 31, 2008, Customer Reserve Formula deposit per Rule 15c3-3, and $42,426,650 in governmental agency securities. Net unrealized gains totaled $556,786 for the year ended December 31, 2008.

2. Summary of Significant Accounting Policies (continued)

Investments

Investments include securities and limited partnership interests in private equity funds. Securities are carried on the statement of financial condition at fair value based on quoted market prices. Limited partnership interests in private equity funds are accounted for using the equity method. All equity investments are evaluated for impairment at least annually and more frequently if there are indicators of impairment. Please refer to Note 6 for the balance of these investments for the year ended December 31, 2008.

Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

The recoverability of goodwill and other intangible assets is, at a minimum, evaluated annually or on an interim basis if there are indicators of impairment. The goodwill evaluation is based on the estimated fair value of the acquired business based on estimated future cash flows.

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's stock option incentive plan.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return with the Parent and its affiliates. The Company also files unitary and separate state income tax returns. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with USB and its affiliates. Deferred taxes that are recorded represent the differences between the carrying basis of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue and expense are recorded on a settlement-date basis, which does not differ materially from a trade-date basis. Trailer commission revenue and account fee revenue are recorded on an accrual basis. No allowance has been established for receivables, as management believes the receivable amounts are fully collectible.

Product Partner Dollars

The Company distributes annuity and mutual fund products for third parties and affiliates (Product Partners). As part of these arrangements, the Product Partners provide financial support to the Company to be used for marketing, training, and other sales initiatives (Product Partner Dollars).

Product Partner Dollars are recorded as other income and are generally based on a contractual fee as a percentage of assets under management, a contractual fee as a percentage of sales, or an agreed-upon annual payment or series of quarterly payments. Amounts related to the contractual fee methods are accrued on a monthly basis and generally collected on a quarterly basis. Amounts related to the annual/quarterly payment method are accrued according to agreed-upon payment dates. All expenses related to Product Partner Dollars are recorded as incurred and are classified as travel and promotional or other operating expenses.

3. Accounting Changes and Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, effective for the Company beginning on January 1, 2008. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement provides a consistent definition of fair value which focuses on exit price and prioritizes market-based inputs obtained from sources independent of the entity over those from the entity's own inputs that are not corroborated by observable market data. SFAS No. 157 also requires consideration of nonperformance risk when determining fair value measurements.

SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and, for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company's adoption of SFAS No. 157 did not have a material impact on the Company's statement of financial condition.

One key component of the implementation of SFAS No. 157 includes the development of a three-level fair value hierarchy. The basis of the levels is dependent upon the various "inputs" used to determine the value of the Company's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical assets. The Company's Level 1 investments include U.S. Treasury and exchange-traded instruments.

Level 2 – other significant inputs (including quoted prices of similar securities, interest rates, prepayment speeds, credit risk, etc.). The Company's Level 2 investments include governmental agency securities that are traded less frequently than exchange-traded investments. These investments are valued using third-party pricing services.

Level 3 – significant unobservable inputs.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Please refer to Note 6 for a table summarizing the fair value hierarchy of the investments held by the Company at December 31, 2008.

3. Accounting Changes and Recently Issued Accounting Standards (continued)

Fair Value Option

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, effective for the Company beginning on January 1, 2008. SFAS No. 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce both the complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. The Company did not make any elections under SFAS No. 159 to apply fair value to additional financial assets or liabilities.

4. Receivables From and Payables to Customers

Amounts receivable from customers include:	
Cash transactions	$ 499,546
Fee income	1,311,979
Margin accounts	13,947,628
Total receivables	$ 15,759,153
Amounts payable to customers include:	
Cash transactions	$ 33,944,537

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

5. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include:	
Receivables from brokers, dealers, and clearing organizations	$ 13,772,480
Securities failed to deliver	615,349
Total receivables	$ 14,387,829
Payables to brokers, dealers, and clearing organizations include:	
Payables to brokers, dealers, and clearing organizations	$ 530,366
Securities failed to receive	433,880
Total payables	$ 964,246

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

6. Investments

The following table presents the valuation of the Company's securities measured at fair value on a recurring basis by pricing levels as of December 31, 2008:

	Level 1	Level 2	Level 3	Balance as of December 31, 2008
Assets				
Restricted investments per Rule 15c3-3	$ –	$ 42,426,650	$ –	$ 42,426,650
U.S. government and agency securities	24	–	–	24
Corporate obligations	98,000	–	–	98,000
Corporate stocks	20,589	–	–	20,589
Other securities	1,518	–	–	1,518
Total assets measured at fair value on a recurring basis	$ 120,131	$ 42,426,650	$ –	$ 42,546,781
Liabilities				
Securities sold, but not yet purchased:				
U.S. government and agency securities	$ 100,051	$ –	$ –	$ 100,051
Corporate obligations	17	–	–	17
Total liabilities measured at fair value on a recurring basis	$ 100,068	$ –	$ –	$ 100,068

6. Investments (continued)

In addition to the SFAS No. 157 investments outlined above, the Company also had limited partnership interests in private equity funds, accounted for under the equity method, with a carrying value of $1,497,497 as of December 31, 2008.

7. Fixed Assets

At December 31, 2008, the Company's fixed assets are as follows:

Office equipment	$ 6,662,130
Leasehold improvements	360,426
Computer software	1,978,069
Total fixed assets	9,000,625
Less accumulated depreciation and amortization	8,564,335
Net fixed assets	$ 436,290

8. Other Assets

At December 31, 2008, the Company's other assets are as follows:

Prepaid expenses	$ 799,073
Accrued interest receivable	258,891
Other	613,177
Total other assets	$ 1,671,141

9. Borrowings

At December 31, 2008, the Company had a $500,000,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2008, there were no outstanding borrowings under the facility.

In addition, the Company has a $50,000,000 secured borrowing facility from USBNA to be used for the benefit of customers. At December 31, 2008, the Company had no outstanding borrowings on this facility.

10. Other Liabilities and Accrued Expenses

At December 31, 2008, the Company's other liabilities and accrued expenses are as follows:

Accrued expenses	$ 1,038,751
Accounts payable	2,075,892
Other	154,337
Total other liabilities and accrued expenses	$ 3,268,980

11. Contingent Liabilities

The Company is involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the statement of financial condition.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

12. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

12. Financial Instruments With Off-Balance-Sheet Risk (continued)

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2008, the Company held securities under such agreements with a fair value of $13,851,600, of which none have been pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2008, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

13. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions include revenue/fees for the underwriting and selling of affiliated mutual funds, partner product dollars, financing costs, royalty fees for the use of USB's name, costs for personnel, occupancy, and general and administrative services.

14. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rule of FINRA. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2008, net capital under the Rule was $37,223,710 or 331% of aggregate debit balances and $36,998,940 in excess of the minimum required net capital.

15. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company employees are eligible to participate in USB's defined contribution retirement savings plan, defined benefit pension plans, and postretirement welfare plan.

Qualified employees of the Company may make contributions to the defined contribution retirement savings plan up to 75% of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives. Employee contributions are 100% matched by USB, up to 4% of an employee's eligible annual compensation. USB's matching contribution vests immediately. Although the matching contribution is initially invested in USB's common stock, an employee can reinvest the matching contributions among various investment alternatives.

Pension benefits are provided to substantially all employees based on years of service and employees' compensation while employed with the Company. Employees are fully vested in the pension plans after five years of service. A participant's future retirement benefits are based on a participant's highest consecutive five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Qualified plan assets primarily consist of various domestic and international equities and equity mutual funds. USB's qualified pension plan objectives include maintaining a funded status sufficient to meet participant benefit obligations over time while reducing long-term funding requirements and pension costs. In addition to the funded qualified pension plan, USB maintains a nonqualified plan that is unfunded.

15. Employee Benefit Plans and Stock-Based Compensation (continued)

In addition, USB provides healthcare and death benefits to certain retired employees of the Company through its postretirement welfare plan. Generally, all active employees may become eligible for retiree healthcare benefits by meeting defined age and service requirements. USB may also subsidize the cost of coverage for employees meeting certain age and service requirements. The retiree medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

16. Income Taxes

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. The adoption of FIN 48 did not result in a cumulative-effect accounting adjustment for the Company. At January 1, 2007, the Company did not have any unrecognized tax positions. The Company elected to classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense. At December 31, 2008, the Company did not have any unrecognized tax positions.

The components of the Company's net deferred tax liability as of December 31, 2008, were:

Deferred tax assets:	
Accrued compensation	$ 2,249,597
Accrued expenses	430,540
Accrued pension and retirement benefits	215,428
Fixed assets	13,425
Gross deferred tax asset	2,908,990
Deferred tax liabilities:	
Intangibles	5,295,843
Investment basis differences	481,202
Gross deferred tax liability	5,777,045
Net deferred tax liability	$ 2,868,055

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

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Statement of Financial Condition

U.S. Bancorp Investments, Inc.
December 31, 2008
With Report of Independent Registered
Public Accounting Firm

0812-1015098